From: Paul Theisen
Date: June 20, 2012 7:32:23 PM EDT
To: Richard Ferguson
Cc: Carl Baker, Chuck Sulerzyski, David Mead, George Broughton, Jim Huggins, Pat Sauber, Ryan Kirkham, Susan D. Rector, Tara Abraham, Tom Wolf, Brenda Jones
Subject: Resignation from PeoplesBancorp Inc and Peoles Bank N A Boards

I respectfully submit my resignation from the Board of Directors of Peoples Bancorp Inc and Peoples Bank N A effective at the close of business on July 26, 2012.

I leave the Boards secure in the knowledge that PEBO and PEOPLES is in good hands with proven leaders in you and Chuck, an engaged and competent Board, diverse in skill sets and with a mature well qualified and motivated management team.

Together in recent years we have sailed on a financial sea of storms, uncertainty and stress and have reached a reasonable degree of normalcy. I am confident that PEBO is poised to deliver added value to its shareholders and associates.

Paul